Thomas G. Voekler Direct Dial: 804.525.1793 Direct Fax: 804.525.1794 tvoekler@kv-legal.com

March 1, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C 20549

Re:     TNP Strategic Retail Trust, Inc.

  Application for Withdrawal Pursuant to Rule 477

  Registration Statement on Form S-11 (SEC File No. 333-154975)

  Follow-On Offering

Ladies and Gentlemen:

As counsel to TNP Strategic Retail Trust, Inc. (the “Company”), we hereby request on behalf of the Company, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-11, together with all exhibits and amendments thereto (File No. 333-154975), as initially filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2012 (the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement was filed in connection with a proposed follow-on public offering of $900,000,000 of the Registrant’s common stock, $0.01 par value per share (the “Common Stock”). The Registrant has determined, due to market conditions, not to proceed at this time with the registration and sale of Common Stock as contemplated by the Registration Statement. Accordingly, the Registrant’s management believes that withdrawal of the Registration Statement is appropriate. The Registration Statement has not been declared effective, and the Registrant confirms that no shares of Common Stock have been or will be issued or sold pursuant to the Registration Statement.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Registrant also requests that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use in accordance with Rule 457(p) promulgated under the Act.

Please fax a copy of the order to my attention at 804-525-1794. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time the application is filed with the Commission unless, within 15 calendar days after the application is filed, the Commission notifies us that the application for withdrawal will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact me directly at 804-525-1793.

Sincerely,

/s/ Thomas G. Voekler, Esq.
Thomas G. Voekler, Esq.
Kaplan Voekler Cunningham & Frank, PC